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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Compania Anonima Nacional
                 Telefonos de Venezuela

Title of Class of Securities:  Class D Shares

CUSIP Number:  P3055Q103

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

  Mr. Dimitrijevic, c/o Everest Capital Limited, Corner House,
           20 Parliament St., Hamilton HM 12, Bermuda

     (Date of Event which Requires Filing of this Statement)

                        February 7, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement[ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. P3055Q103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Everest Capital Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         Class D Shares: 16,204,300


8.  Shared Voting Power:


9.  Sole Dispositive Power:

         Class D Shares: 16,204,300


10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         Class D Shares: 16,204,300


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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13. Percent of Class Represented by Amount in Row (11)

         5.16%

14. Type of Reporting Person

         CO

The purpose of this Schedule 13D is to report Everest Capital
Limited's (the "Reporting Person") ownership of Class D shares
(the "Shares") of Compania Anonima Nacional Telefonos de
Venezuela (the "Issuer").

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Class D Shares of Compania
         Anonima Nacional Telefonos de Venezuela

         The name and address of the principal executive and business office of the Issuer is:

         Edificio CANTV, Primer Piso
         Avenida Libertador
         Caracas, Venezuela

Item 2.  Identity and Background

         (a)  Everest Capital Limited

         (b)  Corner House, 20 Parliament Street, Hamilton
              HM 12, Bermuda

         (c) The principal business of the Reporting Person is to act as an investment manager for Everest Capital Fund, L.P., a Delaware limited partnership, and Everest Frontier Fund, L.P., a limited partnership formed under the laws of the Cayman Islands, for which the Reporting Person serves as General Partner, and Everest Capital International Ltd., a corporation organized under the laws of the British Virgin Islands, for which the Reporting Person Serves as Investment Manager. Mr. Marko Dimitrijevic is President of the Reporting Person.

         (d)  During the last five years, neither the Reporting
              Person nor any person affiliated with the Reporting
              Person has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.



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         (e)  During the last five years, neither the Reporting
              Person nor any person affiliated with the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a corporation organized under the laws of Bermuda.

Item 3.  Source and Amount of Funds or Other Consideration.

         As described in Item 2(c) above, the Reporting Person exercises investment discretion with respect to the capital of Everest Capital Fund, L.P., Everest Capital International Ltd. and Everest Frontier Fund, L.P. In that capacity, the Reporting Person purchased the Shares, which are the subject of this Schedule 13D, on behalf of Everest Capital Fund, L.P., Everest Capital International Ltd. and Everest Frontier Fund, L.P. for an aggregate purchase price of $50,314,800.11. The funds for the purchase of the Shares came from the working capital of Everest Capital Fund, L.P., Everest Capital International Ltd. and Everest Frontier Fund, L.P. or from margin loans entered into in the ordinary course of business.

Item. 4  Purpose of Transactions.

         The Shares held by the above mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase or sell Shares in privately negotiated transactions or in any other lawful manner in the future.

Item 5.  Interest in Securities of Issuer.

         (a) Based on the Issuer's Prospectus dated November 21, 1996 there were 313,936,792 Shares outstanding. As of February 14, 1997, the Reporting Person was deemed to be the beneficial owner of 16,204,300 Shares (of which 12,704,300 shares are owned through 1,814,900 American Depository Receipt Shares ("ADR Shares"), each representing seven

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              Shares, and 3,500,000 Shares owned through options
              to purchase 500,000 ADR Shares).

         (b) The Reporting Person has the sole power to vote and dispose of all the shares held by the above mentioned entities.

         (c) All transactions in the Shares effected by the Reporting Person during the sixty days prior to February 14, 1997 were effected in open-market transactions and are set forth in Exhibit A hereto.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Except as described herein, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A.   Schedule of Transactions in the Shares
                      in the past sixty days made by the
                      Reporting Person.




         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 1997
____________________________
Date


Everest Capital Limited


/s/ Marko Dimitrijevic

Title: President

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                            EXHIBIT A

                    SCHEDULE OF TRANSACTIONS

                                       Price Per Share
                   Shares Acquired       (Excluding
Date               or (sold)             Commission)
____               _______________     _____________

12/17/96              25,000                26.50

1/2/97                (65,000)              28.02

1/6/97                50,000                28.20

1/7/97                25,000                28.13

                      25,000                28.25

1/8/97                50,000                28.50

1/8/97                25,000                28.63

1/10/97               20,000                29.13

1/14/97               40,000                29.19

1/15/97               20,000                28.50

1/17/97               58,500                29.00

1/21/97               44,600                28.70

1/27/97               25,000                27.75

1/29/97               50,000                27.74

1/29/97               50,000                27.80

1/30/97               23,500                27.99

1/31/97               20,800                28.25

2/3/97                20,000                28.00

2/4/97                15,000                27.75

2/4/97                   300                27.63

2/5/97                25,000                27.75



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2/6/97                23,195                27.63

2/6/97                50,000                27.63

2/7/97                500,000               30.80

2/10/97               50,000                28.00

2/11/97               50,000                28.50

2/12/97               20,000                29.25










































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